VIA EDGAR

Morgan, Lewis & Bockius LLP
600 Anton Boulevard, Suite 1800
Costa Mesa, CA 92626

May 5, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549

Attention: Division of Investment Management

Re:	City National Rochdale Funds (filing relates to the City National Rochdale Emerging Markets Fund (the “Fund”)) (File Nos. 333–16093 and 811–07923)

Ladies and Gentlemen:

This letter summarizes the comment provided to me as a representative of City National Rochdale Funds (the “Registrant”) by Mr. Asen Parachkevov of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on May 2, 2016, regarding Post-Effective Amendment Number 78 to Registrant’s Form N-1A registration statement under the Securities Act of 1933 (Amendment Number 79 under the Investment Company Act of 1940). A response to the comment is included below and is reflected in Post-Effective Amendment No. 79 to the registration statement (the “Amendment”), which the Registrant will file with the Commission on May 5, 2016.

Comment: Please disclose in the “Principal Investment Strategies” section of the prospectus the sectors in which significant portions of the Fund’s assets were invested as of September 30, 2015.

Response: The Registrant has added the requested disclosure.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 714-830-0679 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee
Morgan, Lewis & Bockius LLP